UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2008
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit 99.1

Origin Agritech Limited Reports First Quarter Fiscal 2008 Results

  Revenues of RMB 26.36 million increased 37% from RMB 19.24 million
  Net Loss of RMB 15.37 million decreased from RMB 30.67 million
  Reiterates Revenue and Net Income Guidance for FY2008

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China; today announced unaudited financial results for the first quarter ended December 31, 2007. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

RECENT COMPANY HIGHLIGHTS INCLUDE:

  Introduction of the world’s first genetically modified phytase corn, expected to be the first approved genetically modified corn product in China.
  Provincial approval of 6 hybrid corn seeds throughout China, helping to accumulate local germplasm to facilitate GMO products.
  Nationwide approval of 2 hybrid corn seeds with ability to be sold across China, bringing corn seed product count to 55 total seeds.
  Provincial approval of 6 hybrid rice seeds throughout China, bringing the total rice seed product count to 67 total seeds.
  Completed one of the largest hybrid seed production facility in SW China (Chengdu), including a hybrid rice and corn seed conditioning plant with a capacity of 10,000 kilograms per hour, a seed testing laboratory and 4,000 square meters of administrative offices.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal 2008, the Company generated revenues of RMB 26.36 million (US$3.61 million), an increase of 37.03% from RMB 19.24 million (US$2.47 million) generated in the three months ended December 31, 2006. The revenues were mainly from the sales of canola seeds, which increased from RMB 18.19 million (US$2.33 million) for the three months ended December 31, 2006 to RMB 24.06 million (US$3.30 million) for the three months ended December 31, 2007.

Gross profit for the three-months ended December 31, 2007 was RMB3.34 million (US$457,284) compared to RMB 8.17 (US$1.05 million) in the same period of the prior year. Scrap sales for the quarter amounted to about RMB 2.74 million (US$375,406), mainly from the liquidation of seed products from Origin’s subsidiary, Jilin Changrong. These scrap sales amounted to about 10.4% of our total revenue and materially impacted our gross margin by 35.7%. Excluding these scrap sales; gross margins for the quarter were 48.3%, a 5.9% increase from the gross margin of 42.5%for the three months ended December 31, 2006.

Total operating expenses for the three-months ended December 31, 2007 were RMB47.01 million (US$6.44 million) compared with RMB 36.90 million (US$4.73 million) reported for the same period in 2006.

  Selling and marketing expenses were RMB14.01 million (US$1.92 million) for the first quarter of 2007, representing an increase of 17.4% from RMB 11.93 million (US$1.53 million) for the same period of the last year. This increase was mainly due to the inclusion of Changrong’s selling and marketing expenses.
  General and administrative expenses of RMB23.38 million (US$3.21 million) for the first quarter ended December 31, 2007, increased 12.5% from RMB20.79 million (US$2.66 million) for the three months ended December 31, 2006.
  The major increase in operating expenses was caused by the increase in research and development expenses, which increased to RMB9.62 million (US$1.32 million) for the three-months ended December 31, 2007 from RMB4.19 million (US$536,281) for the same quarter last year, with an increase of 129.9%.

Operating loss for the first quarter of 2007 amounted to RMB43.67 million (US$5.99 million) compared with an operating loss of RMB28.73 million (US$3.68 million) for the same period in 2006. Exclusive of the operating loss of Jilin Changrong of RM 16.19 million (US$2.22 million), the loss from operations was RMB27.48 million (US$3.77million).

Net loss for the first quarter of 2007 was RMB15.37 million (US$2.11 million), or RMB 0.67 (US$0.09) per diluted share, as compared to a net loss of RMB30.67 million (US$3.93 million), or RMB 1.31 (US$0.17) per diluted share in the same period one year ago. Exclusive of the net loss of Jilin Changrong of RMB 16.1 million (US$2.21 million), the net gain was RMB 0.72 million (US$98,657). This increase was in part due to the RMB18.99 million (US$2.6 million) in the changes in the fair value of the embedded derivatives.

BALANCE SHEET

Origin's balance sheet at December 31, 2007 included cash and cash equivalents of RMB118.53 million (US$16.25 million), investments in US Government Agency bonds amounting to RMB 131.27 million (US$18 million), working capital of RMB241.40 million (US$33.1million), and shareholders' equity of RMB285.95 million (US$39.2 million).

Deferred revenue was RMB112.05 million (US$ 15.36 million) for the three-months ended December 31, 2007 as compared to RMB 163.14 million (US$20.9 million) for the same period last year.

Advances from customers increased on a sequential basis by RMB97.53 million (US$13.37 million) for the three-months ended December 31, 2007. On a year-over-year basis, advances from customers increased by RMB76.10 million (US$10.43 million) for the three-months ended December 31, 2007.

COMPANY UPDATE

We recently updated our GMO product pipeline timelines. The glyphosate-resistance and Bt traits in our pipeline are the same traits that have historically dominated the seed industry globally.

Additionally, these particular herbicide resistance and pest resistant genes have grown at over a 50% compounded annual growth rate since being introduced in the United States. The rapid and pervasive adoption shows the high value added to farmers. We retain exclusive rights to these traits in China, have the ability to stack them, and expect to be the first company to commercialize these products in China.

The fact that GMO approval process is restricted solely for Chinese domestic companies places Origin Agritech in a strategic position that is second to none. Healthy downstream industry economics continue to surround the agriculture industry as a whole. China’s cropland estimates by the Ministry of Agriculture are consistent with overall market size growth.

Liang Yuan, President and Co-CEO of Origin concluded, “While we continue to expand our hybrid seed portfolio, we believe that biotechnology will play an increasingly important role in China. We are heavily engaged in developing GM hybrids because we believe China will eventually approve GM seeds for commercial cultivation. We are the only Chinese crop seed company with an in-house biotech center and a 34% owner of Biocentury Transgene (China) Co., Ltd. Our relationships with numerous academic institutions and state run research programs also give us to opportunity to participate in various government-sponsored research, especially for genetically modified crops. We are pleased by our success in this area thus far. We have exclusive rights to five genetic traits which are in various stages of developments. We are confident that once the GM marketplace opens in China, we will be one of the strongest domestic players to compete in the marketplace.”

FISCAL 2008 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2008 in the range of US$75 million to US$80 million and net income range of US$0.5 million to US$2 million, for the fiscal year ending September 30, 2008. This net income figure is inclusive of roughly US$2.7 million dollars in expected non-cash interest expense from our convertible debt offering. Exclusive of this non-cash expense, we expect a net income range of US$3.0 to US$4.5 million.

CONFERENCE CALL

Management will conduct a conference call on Wednesday, March 26, 2008 at 9:00 am Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the Origin Agritech conference call: Phone Number: +1-877-407-9210 (North America) Phone Number: +1-201-689-8049 (International) In addition, the conference call will be broadcast live over the Internet at: www.originagritech.com.

ABOUT ORIGIN

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

FORWARD LOOKING STATEMENT

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except number of share and per share data)

	Three months ended December 31,
	2006	2006	2007	2007
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	19,236	2,465	26,359	3,614
Cost of revenues	(11,064)	(1,418)	(23,023)	(3,156)

Gross profit	8,172	1,047	3,336	458

Operating expenses:
Selling and marketing	(11,931)	(1,529)	(14,007)	(1,920)
General and administrative	(20,785)	(2,663)	(23,383)	(3,205)
Research and development	(4,185)	(536)	(9,620)	(1,319)

Total operating expenses	(36,901)	(4,728)	(47,010)	(6,444)

Loss from operations	(28,729)	(3,681)	(43,674)	(5,986)
Interest expense	(4,255)	(545)	(9,022)	(1,237)
Share of earnings in equity investee companies	(4,521)	(579)	521	71
Interest income	2,332	299	1,971	270
Other income	48	6	280	38
Changes in the fair value of embedded derivatives	-	-	18,993	2,604

Loss before income taxes and minority interests	(35,125)	(4,500)	(30,931)	(4,240)
Income tax expense
Current	(3,754)	(481)	(1,185)	(162)
Deferred	8,095	1,037	8,617	1,181

Income tax expense	4,341	556	7,432	1,019

Loss before minority interests	(30,784)	(3,944)	(23,499)	(3,221)
Minority interests	118	15	8,130	1,115

Net Loss	(30,666)	(3,929)	(15,369)	(2,106)

Net loss per share – basic	(1.31)	(0.17)	(0.67)	(0.09)

Net loss per share – diluted	(1.31)	(0.17)	(0.67)	(0.09)

Shares used in calculating basic net loss per share	23,472,910	23,472,910	22,974,059	22,974,059

Shares used in calculating diluted net loss per share	23,472,910	23,472,910	22,974,059	22,974,059

Cash dividend per share	-	-	-	-
CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	September 30,		December 31
	2007	2007	2007	2007
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	162,314	21,663	118,532	16,249
Debt securities	133,968	17,880	131,270	17,996
Accounts receivable, net	2,750	367	3,216	441
Due from related parties	7,384	986	5,455	748
Advances to suppliers	1,029	137	24,255	3,325
Advances to growers	24,452	3,263	-	-
Inventories	449,207	59,952	675,975	92,668
Income tax recoverable	1,760	235	1,639	225
Prepaid expenses and other current assets	11,459	1,529	11,916	1,634

Total current assets	794,323	106,012	972,258	133,286
Land use rights, net	21,554	2,877	20,915	2,867
Plant and equipment, net	143,043	19,091	142,245	19,500
Equity investments	58,882	7,858	59,403	8,143
Goodwill	16,665	2,224	16,665	2,285
Due from related parties	7,325	978	7,447	1,021
Acquired intangible assets, net	43,057	5,746	41,199	5,648
Deferred income tax assets	12,828	1,712	21,445	2,940
Other assets	13,306	1,776	19,875	2,725

Total assets	1,110,983	148,274	1,301,452	178,415

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	268,400	35,821	240,940	33,030
Accounts payable	14,365	1,917	24,610	3,374
Due to growers	17,811	2,377	54,225	7,434
Due to related parties	4,233	565	25,582	3,507
Advances from customers	82,187	10,970	179,714	24,638
Deferred revenues	23,238	3,101	112,049	15,361
Income tax payable	39,059	5,213	39,059	5,355
Other payables and accrued expenses	50,054	6,680	54,675	7,495

Total current liabilities	499,347	66,644	730,854	100,194

Long-term borrowings	1,880	251	940	129
Convertible notes, net of discount	173,669	23,178	173,585	23,796
Embedded derivatives-redemption feature	86,937	11,603	65,822	9,023
Other long-term liabilities	3,458	461	3,658	501

Total liabilities	765,291	102,137	974,859	133,643
Minority interests	48,775	6,510	40,641	5,571
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value;1,000,000 shares authorized, none issued)	-	-
Common stock (no par value; 60,000,000 shares authorized, 22,974,059 issued and outstanding shares as of September 30, 2007 and December 31, 2007)	-	-	-	-
Additional paid-in capital	377,324	50,359	378,465	51,883
Retained earnings (deficit)	(41,404)	(5,526)	(56,772)	(7,783)
Treasury stock at cost (498,851 shares)	(29,377)	(3,921)	(29,377)	(4,027)
Accumulated other comprehensive loss	(9,626)	(1,285)	(6,364)	(872)

Total shareholders’ equity	296,917	39,627	285,952	39,201

Total liabilities, minority interests and shareholders’ equity	1,110,983	148,274	1,301,452	178,415

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Investor Relations:
Global Consulting Group
Eddie Cheung / Dixon Chen, 646-284-9414
echeung@hfgcg.com / dchen@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

		By:	/s/ Liang Yuan
		Name:	Liang Yuan
		Title:	Co-Chief Executive Officer

Date:	March 25, 2008

EXHIBIT

Exhibit Number	Description

99.1	Press release regarding the first quarter FY 2008 financial results.